 1-A/A LIVE 0001350455 XXXXXXXX 024-11011 true false false GILMORE HOMES - GILMORE LOANS, LLC GA 2018 0001350455 6798 81-0783475 0 0 5401 OLD NATIONAL HIGHWAY #419 C/O MICHAEL L GILMORE ATLANTA GA 30349 601-582-1851 Michael Gilmore Other 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 1.00 1.00 Michael Gilmore is still searching for an auditor; an audit is forthcoming via amendment. None: Class B sold After Offer 0 None 0 None 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 1000000 1000000 50.0000 50000000.00 0.00 0.00 0.00 50000000.00 0.00 0.00 0.00 Issuer Michael Gilmore is still searching for an auditor; forthcoming to the SEC via amendment. 2500.00 Lerman Law Associates, PC 5000.00 0.00 0.00 50000000.00 Michael Gilmore will issue 1,000,000 Class A Interests of which none have been sold, which leaves 1,000,000 outstanding for sell to the general public once qualified. Class B Interests will be sold After Offering. Issuer Gilmore is still seeking auditors. true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY true